Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Partners with Pioneer Hemp-Farm Operator for

Multi-State Outdoor Hemp Cultivation and CBD Extraction

– Joint Venture with One of the Foremost Experts on Field Hemp Cultivation Significantly

Advances Village Farms’ Vertically Integrated CBD Strategy –

Vancouver, BC, March 1, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; NASDAQ:VFF) today announced that it has entered into an agreement with Nature Crisp LLC (“Nature Crisp”) to form a joint venture for the outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction in multiple states throughout the United States (the “Joint Venture Agreement”). The joint venture, Village Fields Hemp (“Village Fields”), will be 65% owned by Village Farms and 35% owned by Nature Crisp. Nature Crisp is a private, Georgia-based farming operation and part of the Jennings agricultural group of companies (the “Jennings Group”), which grows a diverse range of food and other crops, including hemp, on more than 6,000 acres in the U.S. and Canada.

“Jennings Group is a pioneer in hemp cultivation and this joint venture establishes a new powerhouse in hemp cultivation that significantly advances Village Farms’ vertically integrated CBD strategy,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “As 10th generation farmers since Gideon (Zanini) Jennings immigrated to South Carolina in 1736, Jennings Group brings deep knowledge in large-scale field agriculture across a vast array of crops, with a proven track record of genetic optimization and innovation. Over the past several years, they have rapidly become a leading authority on hemp cultivation, renowned for their understanding of the plant and their success applying their cultural and genetic expertise to meaningfully improve CBD content and yield. Moreover, the Jennings Group team brings extensive relationships with the farming community across the U.S., as well as with geneticists, academics and researchers, that will be invaluable to the success of this new business.”

“Hemp-derived CBD is a significant opportunity for Village Farms and we are moving aggressively on the heels of the U.S. federal legalization of hemp and hemp-derived CBD products to establish ourselves as a leading vertically integrated supplier to the U.S. market. The world’s great agricultural product brands are built on a foundation of exceptional growing operations that are pioneers in genetic advances and cultural practices to optimize plant traits and yields. Partnering with Jennings Group provides a tremendous advantage in this regard as Village Farms pursues its goal to be a premier supplier of branded and private label hemp-derived CBD products to “big box” and grocery retailers in the U.S.”

“Since passage of the 2014 Farm Bill, we have recognized the significant potential for hemp and hemp-derived CBD, and have immersed ourselves in understanding the hemp plant and applying and refining our proven cultural practices, gaining profound knowledge with our 300-acre field crop last year,” said Phillip Jennings, III, Chief Business Officer, Village Fields. “Hemp cultivation is in its infancy and there is much to learn about how to efficiently grow and optimize the hemp plant for its CBD benefits, yield and disease resistance. The Jennings team, including Phil Jennings, IV, who has been appointed Chief Executive Officer at the new joint venture, has a considerable head start in this regard. We are thrilled to now partner with Village Farms to leverage our significant learnings and success to date with hemp, as well as their direct experience with related crops, to establish Village Fields as a leader in hemp cultivation and CBD extraction.”

Village Fields is in the process of determining locations in which it will initially establish its hemp cultivation and CBD-extraction operations, with a target to commence field cultivation of hemp in Spring 2019 and to have 500 to 1,000 acres in production during 2019. Village Fields also plans to have extraction capabilities in place by the end of 2019 to enable it to begin supplying CBD oil on a wholesale basis while it commences production of branded CBD products for “big box” retailers in 2020. Village Fields intends to conduct its operations in locations where it is fully legal to do so on a federal and state level.

Mr. DeGiglio noted, “As a vertically integrated grower supplying fresh produce to North America’s top grocery and “big box” retailers for decades, Village Farms believes that it has a considerable advantage as we enter the CBD market. We have not only already invested millions of dollars in capital, as well as the requisite time and effort, in the infrastructure and IT systems required to serve these retailers but have, over years of repeatedly meeting their exacting standards, established ourselves as a trusted fresh produce supplier, with a reputation for quality, reliability and safety. Moreover, Village Farms’ experienced regulatory staff, with years of experience working with the U.S. Food and Drug Administration and Department of Agriculture, among others, is a crucial asset that we believe will be integral to success in the CBD industry as it matures under a new regulatory framework in the U.S.”

Under the terms of the Joint Venture Agreement, Village Farms will contribute approximately    US$15 million to Village Fields for start-up costs and working capital. Capital investment for extraction capabilities is to be determined and dependent on the future decisions with respect to the locations of hemp production and the extraction operations.

Village Farms’ Pursuing Parallel Greenhouse Hemp Initiative

In parallel with its multi-state field hemp initiative, Village Farms is continuing to monitor developments in the Texas State legislature regarding the legalization of commercial cultivation of hemp and hemp-derived CBD products in the State of Texas. Village Farms owns and operates 5.7 million square feet of existing, technologically advanced greenhouse facilities in West Texas, one of the best growing climates in the U.S. If Village Farms were to convert its Texas operations to hemp production, they would comprise the largest greenhouse hemp production footprint in North America.

“We expect a sizeable portion of the forecasted US$16 billion in U.S. CBD sales by 20251 to be composed of CBD derived from hemp grown in controlled environments to address the demand for exacting specifications and consistency from the health and wellness and pharmaceutical segments of the market,” said Mr. DeGiglio. “We believe we are very well-positioned to address this exciting opportunity.”

About Jennings Group

Jennings Group operate more than 6,000 acres of farms in the U.S. and Canada and has consistently demonstrated its ability to grow fledgling agricultural ventures into successful, large-scale commercial operations. Over the course of its long history, Jennings Group has grown a diverse array of agricultural products (outdoors and in greenhouses), including a wide variety of food crops (vegetables, soy beans, corn, high bush blueberries, wild blueberries), tobacco, cotton, turf grass and giant miscanthus, among others.

With a passion for discovery and innovation, Jennings Group has a proven track record of collaborating with seed companies, tissue culture laboratories, universities and private researchers to apply genetic research and advanced breeding techniques to optimize plant traits, disease resistance and yield.

Among its many successful agricultural operations, in 1998 Phillip Jennings, III founded Phillip Jennings Turf Farms, which rapidly became an industry-leading, international supplier of proprietary turf grasses, including the world’s first turf grass that can be irrigated predominantly using salt water. In collaboration with university researchers, Jennings Turf also developed proprietary technology that extended the shelf life of its turf grasses from several days to more than 60 days post-harvest, enabling their grasses to be exported globally. Jennings Turf has been used on golf courses and in sports stadiums in more than 30 countries on six continents around the world.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, and has established a joint venture, Village Fields, for multi-state outdoor hemp cultivation and CBD extraction.

Notes

1. Cowen: Cowen’s Collective View of CBD. February 2019.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, Village Fields, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2017.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com